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EXHIBIT (a) (1) (G)

September 10, 2001

To Our Stockholders:

    The Board of Directors of LTC Properties, Inc., (the "Company") has approved a commencement as of September 10, 2001, of a tender Offer (the "Offer") to purchase up to 3,000,000 shares (constituting approximately 12% of the shares presently outstanding) of the Company's common stock at $5.75 per share (the "Purchase Price"), net to seller in cash, upon the terms and conditions set forth in the enclosed Offer To Purchase and related Letter Of Transmittal.

    In arriving at its decision, the Board of Directors gave careful consideration to a number of factors including the fact that recently the Company sold certain REMIC Subordinated Certificates from our 1994-1 Pool, an asset of the Company, for approximately $18,000,000. Given the Company's cash position and its anticipated investment opportunities, the Offer represents the opportunity to return a portion of the Company's cash to the Company's stockholders, permitting them to invest it according to their preferences and objectives. After considering other alternatives, such as retaining all the excess funds for possible future investments or paying a special dividend, the Board of Directors concluded that the Offer was the preferable alternative consistent with the Company's long-term goal of seeking to increase stockholder value.

    The Offer provides stockholders who are considering a sale of all or a portion of their shares with the opportunity to sell their shares to the Company for $5.75 per share, and, subject to the terms and conditions of the Offer, to sell those shares without the usual transaction costs associated with open market sales. In addition, the Offer gives stockholders the opportunity to sell at a price greater than the market price prevailing prior to the announcement of the Offer. The Offer also allows stockholders to sell a portion of their shares while retaining a continuing equity interest in the Company.

    Stockholders should note that the Purchase Price of $5.75 per share represents a significant premium over the closing price of the shares ($4.55 per Share) as reported on the NYSE Composite Tape on September 5, 2001, the day prior to announcement of the Offer. The market price of the shares following consummation of the Offer may be lower than the Purchase Price. Accordingly, any Shares not tendered pursuant to the Offer and any tendered shares not accepted for payment by reason of proration or otherwise, may have a market price following consummation of the Offer that is lower than the Purchase Price.

    Also accompanying this letter is a Letter Of Transmittal to be used for tendering your shares. The Offer To Purchase and Letter Of Transmittal set forth the terms and conditions of the Offer and provide instructions as to how to tender your shares. We urge you to read the enclosed materials carefully and consider all factors set forth therein before making your decision with respect to the Offer.

    On behalf of the Board of Directors, management and employees of LTC, I thank you for your continued support of our Company.

                      Very truly yours,

                      Andre C. Dimitriadis
                       Chairman, President and
                      Chief Executive Officer

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  EXHIBIT (a) (1) (G)